China Digital TV Announces Establishment of
New Subsidiary to Provide Value-added Services

Beijing, China, January 7 2008 - China Digital TV Holding Co., Ltd. (NYSE: STV), the leading provider of conditional access systems to China’s rapidly growing digital television market, today announced that it has established a new wholly owned subsidiary, Beijing Novel-Super Media Investment Co., Ltd., to partner with China’s cable operators and content providers to offer value-added services to TV viewers, including Electronic Program Guide-based advertising and PC card-based services which enable PCs to function as HDTVs with DVR features.

“I am excited to announce the establishment of this new company,” said Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “We are looking forward to leveraging our longstanding relationships with the cable operators, content providers and other partners in China’s digital TV industry to capture multiple growth opportunities in the rapidly growing value-added service area.”

Mr. Jianhua Zhu will be the executive director of the new company and Mr. Zhenwen Liang will serve as general manager. Mr. Liang previously served as China Digital TV’s department manager of business development from 2006 to 2007 and department manager of finance and accounting from 2004 to 2006.

“We expect that this new venture will allow us to capitalize on our leading position in the CA market to capture the next wave of growth opportunities as digitalization attains nationwide scale in China,” commented Mr. Mason Xu, China Digital TV’s chief financial officer. Mr. Xu added that the new company has not yet entered into any agreements with cable operators or other potential partners and the management does not expect the new company to begin producing significant revenue until year 2009.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China's rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts its CA-related business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd. and its value-added services business through its subsidiary, Beijing Novel-Super Media Investment Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions.  Such forward-looking statements include, without limitation, statements regarding the future prospects for Beijing Novel-Super Media Investment Co., Ltd. and the market for value-added digital television services. China Digital TV may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies,  our ability to develop and generate significant revenue from our new value-added services business, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our registration statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

In China:

Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com